SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of December, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

NOTICE TO SHAREHOLDRES

A) TRIUMPH IN LAWSUIT REGARDING PIS/COFINS AT UNIBANCO HOLDINGS

Considering that UNIBANCO HOLDINGS S.A. (“Unibanco Holdings”) has won a lawsuit regarding the raising of the assessable basis of the Contribution for the Social Integration Program (Contribuição ao Programa de Integração Social) - PIS and of the Contribution for the Financing of the Social Security (Contribuição para o Financiamento da Seguridade Social) - COFINS determined by Provisional Measure (Medida Provisória) no. 1,724/98, converted into Law 9,718/98, we hereby inform the shareholders of Unibanco Holdings that the provision regarding the litigation was reverted. In view of this, the net amount of R$23.2 million has been included on the assessable basis of the interest on capital stock, qualified as complementary to the interest on capital declared and paid related to the profit ascertained in the second semester of 2006, described below.

B) PROPOSAL FOR THE PAYMENT OF INTEREST ON CAPITAL STOCK

The Board of Officers of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“Unibanco”) and of UNIBANCO HOLDINGS S.A. (“Unibanco Holdings”) have decided to propose to their respective Boards of Directors to hold meetings on December 27th, 2006, in order to discuss:

I. The payment of Quarterly Interests, related to the forth quarter of 2006, in the gross total amount of R$113.7 million and R$55.0 million, and net total amount of R$96.7 million and R$46.7 million, respectively to Unibanco and Unibanco Holdings, to be made on January 31st, 2007. This payment shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2006, in accordance with the provisions of paragraph 7th of the article 9th of the Federal Law 9,249/95, paragraph 8th of article 44 of the by-laws of Unibanco and of the caput of article 36 of the by-laws of Unibanco Holdings.

Should the Quarterly Interest proposals described herein be approved, the shareholders of Unibanco and of Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with gross and net amounts set forth in the table below. Such values correspond to 1 (one) share, 1 (one) Share Deposit Certificate (“Unit”)* or 1 (one) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) shall apply, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross amount	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.7646920
Net amount	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.6499880
(*) Each Share Deposit Certificate (“UNIT”) represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**) Each Global Depositary Share (“GDS”) negotiated at New York Stock Exchange (NYSE: UBB) corresponds to 10 Units.

II. The payment of interest on capital stock, qualified as complementary to the interest on capital declared and paid related to the profit ascertained in the second semester of 2006, in the gross total amount of R$246.3 million and R$150.9 million, and net total amount of R$209.3 million and R$128.3 million, respectively to Unibanco and Unibanco Holdings, to be made on January 31st, 2007.

This payment shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2006, in accordance with the provisions of paragraph 7th of the article 9th of the Federal Law 9,249/95, paragraph 8th of article 44 of the by-laws of Unibanco and of the caput of article 36 of the by-laws of Unibanco Holdings.

Should the proposals described herein be approved, the shareholders of Unibanco and of Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with gross and net amounts set forth in the table below. Such values correspond to 1 (one) share, 1 (one) Share Deposit Certificate (“Unit”)* or 1 (one) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) shall apply, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross amount	0.0840879	0.0924967	0.0927174	0.0927174	0.1852141	1.8521410
Net amount	0.0714747	0.0786222	0.0788098	0.0788098	0.1574320	1.5743199
(*) Each Share Deposit Certificate (“UNIT”) represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**) Each Global Depositary Share (“GDS”) negotiated at New York Stock Exchange (NYSE: UBB) corresponds to 10 Units.

III. Considering the proposals described in items (I) and (II) above, the total amount proposed to be paid as interests on capital stock on January 31st, 2007 is the gross amounts of R$360.0 million and R$205.9 million, and the net amounts of R$306.0 million and R$175.0 million, respectively to Unibanco and Unibanco Holdings. Such values correspond to the sum of: (I) quarterly interests related to the forth quarter of 2006 of Unibanco and Unibanco Holdings; (II) complementary interest on capital related to the second semester of 2006 of Unibanco and Unibanco Holdings.

Should the proposals described herein be approved, the shareholders of Unibanco and of Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with gross and net amounts set forth in the table below. Such values correspond to 1 (one) share, 1 (one) Share Deposit Certificate (“Unit”)* or 1 (one) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) shall apply, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross amount	0.1229114	0.1352026	0.1264807	0.1264807	0.2616833	2.6168330
Net amount	0.1044747	0.1149222	0.1075086	0.1075086	0.2224308	2.2243079
(*) Each Share Deposit Certificate (“UNIT”) represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**) Each Global Depositary Share (“GDS”) negotiated at New York Stock Exchange (NYSE: UBB) corresponds to 10 Units.

IV. Should the proposals above of the Board of Officers be approved:

In Brazil, the date of December 27th, 2006, will be considered as “Record Date” for the purpose of determining the right to receive the payment of interest on capital stock, on January 31st, 2007. Unibanco’s and Unibanco Holdings’ shares and Units will be traded ex-interest on capital stock from December 28th, 2006 on.

In the United States of America, January 02nd, 2007 will be considered as “Record Date” for the purpose of attending the obligation assumed by the GDS program maintained by the Companies. The GDSs will be traded ex-interest on capital stock from December 28th, 2006 on.

São Paulo, December 15th, 2006.

UNIBANCO-UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
Osias Santana de Brito	Geraldo Travaglia Filho
Investor Relations Officer	Investor Relations Officer

     For more information contact:
Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3584-1980 / Fax: (55 11) 3584-1585
E-mail: investor.relations@unibanco.com
www.ir.unibanco.com

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 18, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.